
November 27, 2007

Mr. David F. Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road, 4th Floor
Fort Lauderdale, Florida 33312

> **Re:** **Gulfstream International Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 16, 2007**
> **File No. 333-144363**

Dear Mr. Hackett:

      We have reviewed your filing and have the following comments. Please note that engineering comments, if any, will be issued under separate cover. Please respond to both comment letters together. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form S-1

Risk Related to Our Business

We will have substantial fixed obligations, page 10

1. We note your response to our prior comment 1. In this regard, please update your section labeled "We will have substantial fixed obligations" on page 10, consistent with your response to our prior comment 1 and your revised disclosure on page 43.

Certain Relationships and Related Party Transactions, page 83

2. We note from your revised disclosure that in December 2005, 364,000 shares were purchased by the executive officers or directors listed on page 83 and that 66,000 shares were purchased by employees of Taglich Brothers for a total of approximately 430,000 shares. Please reconcile the above mentioned 430,000 shares with the initial 350,000 GIG common shares issued in December 2005 to your founders, as disclosed on page F-13 and F-31. It appears from your statements of equity on page F-13 and your note 12 on page F-31 that only 350,000 shares were issued in December 2005 to the founders of the company and that no other common stock transaction occurred until March 14, 2006 (to raise the proceeds to acquire G-Air and GTA). Please advise or revise accordingly.

Interim Financial Statements

Balance Sheet as of September 30, 2007, page F-2
Statement of Cash Flows for the nine month ended September 30, 2007

3. We note that the change in the balances between December 31, 2006 and September 30, 2007 presented on your balance sheet for "flight equipment" and "other property and equipment" does not agree to the sum of (1) cash flows used in the acquisition of property and equipment of $4,873,910 on page F-5 and (2) non-cash investing activities for $1,150,000 for the acquisition of an EMB-120 aircraft as disclosed on F-6. Also the sum of (1) the difference in the accumulated depreciation balance for property and equipment between December 31, 2006 and September 30, 2007 and (2) the difference between the December 31, 2006 and September 30, 2007 net intangible assets balances, does not agree to your depreciation and amortization adjustment of $2,996,390 in your cash flows from operating section on page F-5. Considering the significant differences, please provide us with a reconciliation of the aforementioned differences.

4. Additionally, explain to us why the depreciation and amortization amounts of $2,064,472 and 2,996,390 in your statements of cash flows for the nine months period ended September 30, 2006 and September 30, 2007, respectively, do not agree with the respective amounts presented in your statements of income on page F-3 of $1,880,593 and $2,801,767 for the nine months period ended September 30, 2006 and September 30, 2007, respectively.

Other

5. We note the filing of the "form of" Opinion of Bryan Cave LLP (Exhibit 5.1). We will review the opinion of counsel upon the filing of a finalized opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Jaramillo at (202) 551-3212 or, in his absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or, in her absence, me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: J. Jaramillo
        L. Nguyen
        J. Yu

        via facsimile
        Donald E. Figliulo, Esq. and C. Brendan Johnson, Esq.
        Bryan Cave LLP
        (312) 602-5050